Exhibit 99.1

Ruhnn Enters into Definitive Agreement for “Going Private” Transaction

HANGZHOU, China, February 3, 2021 (PRNewswire) - Ruhnn Holding Limited (“ruhnn” or the “Company”) (NASDAQ: RUHN), a leading internet key opinion leader (“KOL”) facilitator in China, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RUNION Holding Limited (“Parent”) and RUNION Mergersub Limited (“Merger Sub”), a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$296.4 million.

At the effective time of the Merger, each American depository share of the Company (each, an “ADS”), representing five Class A ordinary shares of the Company (together with the Class B ordinary shares of the Company, the “Shares”), issued and outstanding immediately prior to the effective time of the Merger, together with the underlying Shares represented by such ADSs, will be cancelled in exchange for the right to receive US$3.50 in cash per ADS without interest, and each Share of the Company issued and outstanding immediately prior to the effective time of the Merger, other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs, will be cancelled and cease to exist, in exchange for the right to receive US$0.70 in cash per Share without interest.

The merger consideration represents a premium of approximately 13.6% to the closing price of the ADSs on November 24, 2020, the last trading day prior to the Company’s announcement of its receipt of the preliminary non-binding “going private” proposal, and premiums of approximately 29.1% and 30.9% to the volume-weighted average trading price of the ADSs during the last 30 days and 60 days, respectively, prior to and including November 24, 2020.

The buyer group (the “Buyer Group”), led by Min Feng, Lei Sun and Chao Shen, three founders of the Company, and their respective affiliates, will provide equity financing to Parent for the Merger.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger. The Merger will be in the form of a “short-form” merger in accordance with section 233(7) of the Companies Act of the Cayman Islands, with the Company being the company surviving the Merger, and it does not require a shareholder vote or approval of the Company’s shareholders.

The Merger is currently expected to close by June 30, 2021 and is subject to customary closing conditions. If completed, the Merger will result in the Company becoming a privately held company, and its ADSs will no longer be listed on the Nasdaq Global Select Market, and the Company’s ADS program will be terminated.

Duff & Phelps, LLC is serving as financial advisor to the Special Committee. Gibson, Dunn & Crutcher LLP is serving as U.S. legal counsel to the Special Committee. Ogier is serving as Cayman Islands legal counsel to the Company.

King & Wood Mallesons LLP is serving as U.S. legal counsel to the Buyer Group. Walkers (Hong Kong) is serving as Cayman Islands legal counsel to the Buyer Group.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) to its shareholders. The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

About Ruhnn Holding Limited

Ruhnn Holding Limited is a leading KOL facilitator in China. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both platform and full-service models. The Company’s platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party merchants. The full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. As of September 30, 2020, the Company had 180 signed KOLs with an aggregate of 295.3 million fans across major social media platforms in China.

For more information, please visit http://ir.ruhnn.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from ruhnn’s management as well as ruhnn’s strategic and operational plans contain forward-looking statements. Ruhnn may also make written or oral forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ruhnn’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement to be filed by the Company; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the internet KOL facilitator industry in China and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and ruhnn does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited

Sterling Song

Senior Director of Investor Relations

Tel: +86-571-2825-6700

E-mail: ir@ruhnn.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ruhnn@thepiacentegroup.com

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